U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

      NOTIFICATION OF LATE FILING                   SEC FILE NUMBER 0-16355


                                  CUSIP NUMBER

                                   742217102


[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:   03/31/97

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information

Full Name of Registrant: Princeton Media Group, Inc.
Former Name if Applicable: DeNovo Corporation
Address of Principal Executive Office (Street and Number): 214 Brazilian Ave., Suite 300
City, State and Zip Code: Palm Beach, FL 33480

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ x ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ x ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]  (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company's auditors are in process of reading Form 10-QSB prior to filing. (Attach Extra Sheets if Needed)

Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification:
Robert F. Kendall (561) 659-0121
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[x] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[x] Yes   [] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of discontinuation of previous subsidiary's business, and the acquisition of new business operations, Registrant will report an increase in revenues of $4,030,702 and an increase in costs and expenses of revenues of $4,061,391 for the three-month period as compared with the same period last year. The Company will report a net loss of $92,702 ($.17 per share) for the quarter, which represents an increase in net loss of $211,976 compared with the same period last year, due principally to noncash consulting fees and severance expense paid by issuance of common stock.



Princeton Media Group, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 1996            By: /s/ James J. McNamara
                              James J. McNamara, Chairman

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.